EXHIBIT 23.2

Independent Auditors' Consent

The Board of Directors

Meredith Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8, relating to the offering of up to 500,000 shares of common stock of Meredith Corporation, pursuant to the Meredith Corporation Employee Stock Purchase Plan of 2002, of our report dated July 27, 2001, with respect to the consolidated balance sheets of Meredith Corporation as of June 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001, and related financial statement schedule, which report appears in the June 30, 2001, annual report on Form 10-K of Meredith Corporation

/s/ KPMG LLP

Des Moines, Iowa

May 9, 2002